NEWS
From the Office of the New York State Comptroller
Thomas P. DiNapoli

Contact: Matt Sweeney, 212-383-1388
For release: Immediately, March 27, 2017

NY STATE COMPTROLLER DiNAPOLI ASKS FOR REPORT ON DUE DILIGENCE IN WAKE OF DAKOTA PIPELINE CONTROVERSY
SEC Upholds Investors' Right to Ask What Oil Company Knew
Before Involvement in the Pipeline

New York State Comptroller Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (Fund), is calling on Marathon Petroleum to explain how it identifies and addresses environmental and social risks, including potential violations of indigenous peoples' rights, in reviewing its potential acquisitions. The shareholder proposal is co-sponsored by the Unitarian Universalist Association, the United Church Funds, the Oneida Trust of the Oneida Tribe of Indians of Wisconsin, Trillium Asset Management and As You Sow.

In December, Marathon asked the Securities and Exchange Commission's (SEC) for approval to omit the the shareholder request from a vote at its annual meeting, which the SEC denied in February. The resolution, will be presented and voted on at the company's annual general meeting on April 26 in Findlay, Ohio. The Fund holds shares of Marathon valued at approximately $78.8 million.

"Given the nationwide protests and controversy that surrounded the Dakota Access Pipeline, we assume Marathon would have undertaken robust due diligence before getting involved with that project," DiNapoli said. "Investors have a right to know how Marathon assessed and addressed potential damage to the environment and to indigenous peoples' rights with respect to the Dakota pipeline and other transactions. Risks to the environment and to human rights create risks for our pension fund's investments and should be addressed as part of a sustainable business plan."

On August 2, 2016, a master limited partnership and consolidated subsidiary of Marathon announced its agreement to participate in the formation of a joint venture that, if certain conditions were met, would result in an investment of $500 million in a pipeline system that included the Dakota Access Pipeline. That transaction closed on Feb. 15, 2017 resulting in the joint venture acquiring a 36.75% stake in the pipeline system.

In the months preceding the August announcement, however, the Standing Rock Sioux Tribe and three federal agencies had expressed concerns over lack of consultation with the Tribe and the inadequacy of the environmental impact review. On August 10, 2016, the Standing Rock Sioux Tribe began a blockade to halt construction of the pipeline as a danger to the environment and to its culture for cutting through its ancestral lands. Protests, and the use of force to deter them, escalated, resulting in negative media coverage for the companies involved in the project.

Separately, some Iowa landowners sued to stop construction until a court could review the use of eminent domain that allowed the pipeline to cut through their property despite their opposition.

The pending shareholder resolution also notes the pipeline's operator, Energy Transfer Partners, has a poor environmental record and faces lawsuits for contaminating water in Louisiana, New Jersey, Pennsylvania, Puerto Rico and Vermont.

DiNapoli and the Fund want Marathon to explain how these and similar risks are assessed and weighed, who is responsible for such oversight in its review of potential acquisitions, if and how those risks were disclosed, and whether it will adjust its policies to avoid becoming entangled in such situations in the future.

About the New York State Common Retirement Fund
The New York State Common Retirement Fund is the third largest public pension fund in the United States, with $186 billion in assets under management as of Dec. 31, 2016. The Fund holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. The Fund has a diversified portfolio of public and private equities, fixed income, real estate and alternative instruments.

###

Follow us on Twitter (@NYSComptroller) and Facebook (facebook.com/nyscomptroller)
Your screen should look like this: